4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE REPORTS POSITIVE POD 90 RESULTS FROM THE MEND-CABG STUDY

MC-1 TREATMENT EFFECT MAINTAINED AT 90 DAYS POST OPERATIVELY

WINNIPEG, Manitoba – (April 6, 2006) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company is pleased to report positive post operative day (POD) 90 results with its lead cardioprotective product, MC-1, from the Phase II MEND-CABG study. The MEND-CABG study was a double blind, parallel group, randomized, placebo-controlled study in 902 patients who underwent coronary artery bypass graft (CABG) surgery.

The primary endpoint of MEND-CABG was the reduction in the composite of cardiovascular death, non-fatal myocardial infarction (heart attack), and non-fatal stroke up to POD 30. Positive POD 30 results were announced in December 2005. In addition to the POD 30 analysis, the study protocol included following study patients for 90 days post operatively (POD 90) for further safety and efficacy analysis.

The MEND-CABG Study Results:
The MEND-CABG POD 90 results further demonstrated the positive clinical effects of MC-1:

  The clinical results reported at POD 30 with MC-1, as noted below, were maintained throughout the follow up period.
  The safety analysis demonstrated MC-1 was safe and well tolerated. The incidence of adverse events in the study was comparable across both treatment and control groups.

The MEND-CABG POD 30 results released in December 2005 demonstrated the positive clinical effects of MC-1:

  The 250 mg dose of MC-1 had a 37.2% reduction in the composite of cardiovascular death, non-fatal myocardial infarction (peak CK-MB >100ng/ml), and non-fatal stroke versus placebo (p=0.028).
  The reduction in the composite endpoint was driven by a substantial decrease in the incidence of non-fatal myocardial infarction, most notably a 46.9% reduction in non-fatal myocardial infarction (peak CK-MB >100ng/ml) with the 250 mg of MC-1 versus placebo (p=0.008).
  The 250 mg dose of MC-1 had a 14.0% reduction in the primary endpoint composite of cardiovascular death, non-fatal myocardial infarction (peak CK-MB >50ng/ml), and non-fatal stroke versus placebo (p=0.312).

Medicure plans to present the detailed results from MEND-CABG, including the POD 90 analysis, at an upcoming scientific symposium.

“The maintenance of the clinical reductions at POD 90 further supports MC-1’s ability to significantly reduce heart attacks in this high risk patient population and clearly warrant advancing MC-1 into pivotal Phase III development,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “These results suggest that MC-1 could represent a major therapeutic breakthrough in the treatment of acute ischemia and ischemic reperfusion injury. We will meet with the FDA to discuss these results and develop the Phase III program, which we anticipate commencing in the second half of 2006.”

About the MEND-CABG Study
The MEND-CABG trial was designed to evaluate the cardioprotective and neuroprotective effects of MC-1 in high-risk coronary artery disease patients undergoing CABG surgery. The trial enrolled 902 patients at 42 investigational sites throughout Canada and the United States. The study was a double blind, parallel group, randomized, placebo-controlled study in patients who underwent coronary artery bypass graft (CABG) surgery. Study patients received placebo or MC-1 (250 mg or 750 mg) on the day of surgery and for 30 days post operatively (POD 30). The primary endpoint of MEND-CABG was a reduction in the composite of cardiovascular death, non-fatal myocardial infarction (heart attacks), and non-fatal stroke up to POD 30. Study patients were followed for 60 days after treatment (90 days post operatively) for additional safety and efficacy analysis.

About MC-1
MC-1 is a naturally occurring small molecule that reduces the amount of damage to the heart following ischemia and/or ischemic reperfusion injury. Studies with MC-1 suggest that it does this by protecting cardiomyocytes (heart muscle cells). Since cardiomyocytes are essential for normal heart function and do not regenerate themselves following an ischemic event, their preservation is key to minimizing ischemic damage and maintaining proper heart function. MC-1’s cardioprotective properties have now been demonstrated in the Phase II MEND-1 study in patients undergoing percutaneous coronary interventions and the Phase II MEND-CABG study in patients undergoing CABG surgery.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 – in late stage clinical development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com